                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                   Under the Securities Exchange Act of 1934*

                               AT HOME CORPORATION
                                (Name of Issuer)

                 Series A Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    045919101
                                 (CUSIP Number)

        Stephen M. Brett, Esq., Executive Vice President, Secretary, and
                                General Counsel,
                            Tele-Communications, Inc.
     Terrace Tower II, 5619 DTC Parkway, Englewood, CO 80111 (303-267-5500)
     ----------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                JANUARY 19, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Exhibit Index is on Page: 9

   CUSIP No. 045919101

(1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
     Persons

     TELE-COMMUNICATIONS, INC.
     84-1260157

(2)  Check the Appropriate Box if a Member of a Group
                                           (a) [ ]
                                           (b) [X]

(3)  SEC Use Only

(4)  Source of Funds
     WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

(6)  Citizenship or Place of Organization
     Delaware

Number of Shares Beneficially  (7)  Sole Voting Power         0 shares
   Owned by Each Reporting
         Person With           (8)  Shared Voting Power       47,260,000 shares*

                               (9)  Sole Dispositive Power    0 shares

                               (10) Shared Dispositive Power  47,260,000 shares*

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     47,260,000 shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [X]

(13) Percent of Class Represented by Amount in Row (11)
          39.1%

     Assumes conversion of all 15,400,000 shares of Series B Common Stock owned by the Reporting Person into shares of Series A Common Stock. Because each share of Series B Common Stock generally is entitled to ten votes per share while each share of Series A Common Stock and Series K Common Stock is entitled to one vote per share, the Reporting Person may be deemed to beneficially own equity securities of the Company representing approximately 71.0% of the outstanding voting power of the Company.

(14) Type of Reporting Person (See Instructions)
          CO

-------------

* Excludes (i) shares held by other parties to the Stockholders' Agreement and (ii) shares held by directors and executive officers of the Reporting Person.


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

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                                  Statement of

                            TELE-COMMUNICATIONS, INC.

                            Pursuant to Section 13(d)
                     of the Securities Exchange Act of 1934
                                  in respect of

                               AT HOME CORPORATION

     This Amendment No. 1 to Schedule 13D (this "Amendment") hereby amends and supplements the initial Statement on Schedule 13D (the "Statement") of Tele-Communications, Inc. ("TCI" or the "Reporting Person"), relating to the Series A Common Stock, par value $.01 per share (the "Series A Common Stock"), of At Home Corporation, a Delaware corporation (the "Company"). TCI, together with certain other holders of shares of Series A Common Stock which are parties to the Amended and Restated Stockholders' Agreement, dated as of July 16, 1997, as amended (the "Stockholders' Agreement"), may constitute a "group" for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to their respective beneficial ownership of the shares of Series A Common Stock. The filing of this Amendment shall not constitute an admission that TCI and such persons constitute a "group" for purposes of Rule 13d-5 promulgated under the Exchange Act. Unless otherwise indicated, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Statement.

     The summary descriptions contained in this Amendment of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits hereto and incorporated herein by reference.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 of the Statement is hereby amended and supplemented by adding the following information:

     In August 1998, TCI purchased 800,000 shares of Series A Common Stock in a registered offering of the Company for an aggregate purchase price of $36,900,000. Such purchase price for the Series A Common Stock was obtained from working capital of TCI.

ITEM 4.  PURPOSE OF TRANSACTION.

     Item 4 of the Statement is hereby amended and supplemented by adding the following information:

     In connection with the proposed acquisition of Excite, Inc. ("Excite") by the Company (the "Excite Merger"), the subsidiary of TCI which is the record owner of all shares of Common Stock beneficially owned by TCI ("TCI Sub"), the Company and Excite entered into a voting agreement, dated as of January 19, 1999 (the "Voting Agreement"). The Voting Agreement was entered into in connection with the execution and delivery of the Agreement and Plan of Restructuring and Merger (the "Merger Agreement") among the Company, Excite and Countdown Acquisition Corp., a wholly owned subsidiary of the Company.

     Pursuant to the Voting Agreement, TCI Sub has agreed to vote all Shares (as defined in the Voting Agreement) in favor of (i) the Company's issuance of shares of Series A Common Stock in connection with the Excite Merger and (ii) an amendment to the Company's Amended and Restated Certificate of Incorporation increasing the number of authorized shares of Series A Common Stock from 200 million to 233 million, reducing the number of authorized shares of Series K Common Stock to an amount equal to the number of such shares currently outstanding, and making corresponding changes to the number of authorized shares of capital stock and Common Stock (the "Company Proposals"). The Voting Agreement also contains restrictions on TCI's ability to Transfer (as defined in the Voting Agreement) shares of Common Stock. Such restrictions on Transfer are subject to certain exceptions. The Voting Agreement will terminate upon the first to occur of: (i) September 30, 1999; (ii) the consummation of the Excite Merger; (iii) the termination of the Merger Agreement; (iv) the failure of Excite's stockholders to approve the Merger Agreement at the first meeting of such stockholders at which such matter is considered; and (v) breach of any of the corresponding voting agreements entered into by certain of Excite's stockholders. Approval of each of the Company Proposals requires the affirmative vote of the holders of a majority of the outstanding voting power of the Company. Because TCI beneficially owns shares having a majority of such voting power, the effect of the Voting Agreement is to insure (subject to the terms and conditions of the Voting Agreement) stockholder approval of each of the Company Proposals.

     Also in connection with the Excite Merger, TCI and AT&T Corp. ("AT&T") entered into a letter agreement in which AT&T consented pursuant to the merger agreement between TCI and AT&T to TCI Sub's execution of the Voting Agreement and agreed that it would not intentionally take any action (or fail to take any action) following its acquisition of TCI which would result in a TCI Change in Control (as defined in the Master Distribution Agreement) by virtue of a change in the composition of a majority of TCI's Board of Directors within one year following such merger. The descriptions of the Voting Agreement and such letter agreement are each qualified in their entirety by reference to the text of such agreements, which are attached as Exhibits hereto and incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 of the Statement is hereby amended and supplemented by adding the following information:

     Based upon the information set forth in the Merger Agreement, as of January 15, 1999, there were outstanding 105,329,712 shares of Series A Common Stock, 15,400,000 shares of Series B Common Stock and 2,609,707 shares of Series K Common Stock. The Reporting Person currently owns 31,860,000 shares of Series A Common Stock and 15,400,000 shares of Series B Common Stock. As of the date hereof and assuming the conversion into Series A Common Stock of all shares of Series B Common Stock held by the Reporting Person, the Reporting Person beneficially owns an aggregate of 47,260,000 shares of Series A Common Stock, or approximately 39.1% of the shares of Series A Common Stock deemed outstanding (assuming such conversion). The shares of Series A Common Stock beneficially owned by TCI constitute approximately 30.2% of the outstanding shares of Series A Common Stock (without giving effect to the conversion of shares of Series B Common Stock). The shares of Series B


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

Common Stock beneficially owned by TCI constitute 100% of the outstanding shares of Series B Common Stock. The foregoing amounts exclude shares of Series A Common Stock held by executive officers and directors of TCI. TCI disclaims beneficial ownership of all shares held by such officers and directors.

     Because of the voting power attributable to the Series B Common Stock beneficially owned by the Reporting Person, together with the Series A Common Stock beneficially owned by it, the Common Stock beneficially owned by the Reporting Person constitutes approximately 71.0% of the outstanding voting power of the Company. The foregoing includes the voting power attributable to the Series K Common Stock but does not give effect to the proposed issuance of shares of Series A Common Stock in the Excite Merger.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

     Item 6 of the Statement is hereby amended and supplemented by adding the following information:

     The information set forth in Items 3, 4 and 5 of this Statement is hereby incorporated by reference herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit
No.          Exhibit
-------      -------

10.7         Voting Agreement, dated as of January 19, 1999, among the Company,
             Excite and TCI.

10.8         Letter Agreement, dated January 17, 1999, between TCI and AT&T.

                          [Signature on following page]

                                    SIGNATURE



     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 22, 1999


                                            TELE-COMMUNICATIONS, INC.



                                            By:   /s/ Stephen M. Brett
                                                 -------------------------------
                                                 Stephen M. Brett
                                                 Executive Vice President,
                                                 Secretary and General Counsel

                                   SCHEDULE 1

              Directors, Executive Officers and Controlling Persons
                                       of
                        Tele-Communications, Inc. ("TCI")

                                       DIRECTORS
                                       ---------

Name                  Principal Occupation &                                Principal Business or Organization in
----                  Business Address                                      Which such Employment Is Conducted
                      ----------------------                                -------------------------------------

Donne F. Fisher       Consultant & Director of TCI; Business Executive      Cable television & telecommunications
                      5619 DTC Parkway                                      & programming services
                      Englewood, CO 80111

John W. Gallivan      Director of TCI; Director of                          Newspaper publishing
                      Kearns-Tribune Corporation
                      400 Tribune Building
                      Salt Lake City, UT 84111

Paul A. Gould         Director of TCI; an Executive Vice President          Investment banking services
                      & a Managing Director of
                      Allen & Company Incorporated
                      711 5th Avenue
                      New York, New York 10022

Leo J. Hindery, Jr.   President & Director of TCI                           Cable television & telecommunications
                      5619 DTC Parkway                                      & programming services
                      Englewood, CO 80111

Jerome H. Kern        Vice Chairman of the Board & a Director of TCI;       Business Consulting; Law
                      Consultant; Special Counsel
                      to Baker & Botts, L.L.P.
                      5619 DTC Parkway
                      Englewood, CO 80111

Kim Magness           Director of TCI; Business Executive                   Management of various business enterprises
                      4000 E. Belleview
                      Englewood, CO 80111

John C. Malone        Chairman of the Board, Chief Executive Officer &      Cable television & telecommunications
                      Director of TCI                                       & programming services
                      5619 DTC Parkway
                      Englewood, CO 80111

Robert A. Naify       Director of TCI; President & Chief Executive          Provider of services to the motion picture
                      Officer of Todd-AO Corporation                        industry
                      172 Golden Gate Avenue
                      San Francisco, CA 94102

                                       DIRECTORS
                                       ---------

Name                  Principal Occupation &                                Principal Business or Organization in
----                  Business Address                                      Which such Employment Is Conducted
                      ----------------------                                -------------------------------------

J C Sparkman          Consultant & Director of TCI                          Cable television & telecommunications
                      5619 DTC Parkway                                      & programming services
                      Englewood, CO 80111

                              EXECUTIVE OFFICERS
                              ------------------

Robert R. Bennett     Executive Vice President of TCI                       Cable television & telecommunications
                      5619 DTC Parkway                                      & programming services
                      Englewood, CO 80111

Gary K. Bracken       Executive Vice President & Controller                 Cable television & telecommunications
                      of TCI Communications, Inc.                           & programming services
                      5619 DTC Parkway
                      Englewood, CO 80111

Stephen M. Brett      Executive Vice President, Secretary                   Cable television & telecommunications
                      & General Counsel of TCI                              & programming services
                      5619 DTC Parkway
                      Englewood, CO 80111

William R.            Executive Vice President & Chief Operating Officer    Cable television & telecommunications &
Fitzgerald            of TCI Communications, Inc.                           programming services
                      5619 DTC Parkway
                      Englewood, CO  80111

Gary S. Howard        Executive Vice President of TCI                       Cable television & telecommunications
                      5619 DTC Parkway                                      & programming services
                      Englewood, CO 80111

Marvin L. Jones       Executive Vice President of TCI                       Cable television & telecommunications
                      5619 DTC Parkway                                      & programming services
                      Englewood, CO 80111

Ann M. Koets          Executive Vice President of                           Cable television & telecommunications
                      TCI Communications, Inc.                              & programming services
                      5619 DTC Parkway
                      Englewood, CO 80111

Larry E. Romrell      Executive Vice President of TCI                       Cable television & telecommunications
                      5619 DTC Parkway                                      & programming services
                      Englewood, CO 80111

Bernard W.            Senior Vice President & Treasurer of TCI              Cable television & telecommunications
Schotters, II         5619 DTC Parkway                                      & programming services
                      Englewood, CO 80111


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
                                 EXHIBIT INDEX


Exhibit
No.            Exhibit
---            -------
10.7           Voting Agreement, dated as of January 19, 1999, among the Company, Excite and TCI.

10.8           Letter Agreement, dated January 17, 1999, between TCI and AT&T.


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